EXHIBIT 99.1

Yamana Gold, Glencore and Goldcorp Enter Into an Agreement for the Integration of Agua Rica and Alumbrera

TORONTO, March 07, 2019 (GLOBE NEWSWIRE) -- Yamana Gold Inc. (TSX:YRI; NYSE:AUY) (“Yamana”),  Glencore International AG (LSE:GLEN; JSE:GLN) (“Glencore”) and Goldcorp Inc. (“Goldcorp”) (TSX:G; NYSE:GG) (collectively the “Parties”) are pleased to announce the signing of an integration agreement (the “Agreement”) pursuant to which the Agua Rica project would be developed and operated using the existing infrastructure and facilities of Minera Alumbrera Limited (“Alumbrera”) in the Catamarca Province of Argentina.

The Parties believe the integration of the Agua Rica project and the Alumbrera mine (the “Integrated Project”) has significant merit given the proximity of the assets, and the potential to realize significant synergies by taking full advantage of existing infrastructure associated with the Alumbrera mine for the development and operation of Agua Rica.  Agua Rica hosts a large scale, long life copper mineral resource with associated gold, silver, and molybdenum while the Alumbrera infrastructure is of significant scale and configuration that is ideally suited for the integration plan.  Preliminary studies show the potential for a mine life in excess of 25 years at average annual production of approximately 236,000 tonnes (520 million pounds) of copper-equivalent metal(1), including the contributions of gold, molybdenum, and silver, for the first 10 years of operation.  This is based on the Agua Rica mineral reserve(2) estimated to contain proven and probable mineral reserves of approximately 4.5 million tonnes  (10 billion pounds) of copper and 6.5 million ounces of gold contained in approximately 910 million tonnes of ore.

The Agreement represents a significant step forward towards the optimization of Agua Rica.  The Alumbrera infrastructure, including the existing infrastructure for concentrate logistics located in northern Argentina between the mine site and the port, presents a unique opportunity to enhance project economics while also reducing both the project complexity and environmental footprint.

The Parties have established a Technical Committee to direct the review and evaluation of the Integrated Project.  It is expected that a pre-feasibility study for the Integrated Project will be completed in 2019 and that a full feasibility study with updated mineral reserve, production and project cost estimates will be completed by 2020.  This will provide the framework for the submission of a new Environmental Impact Assessment (“EIA”) to the authorities of the Catamarca Province and for the continued engagement with local stakeholders and communities.

The Parties have been working together with key government stakeholders to support a path forward for the evaluation and development of the Integrated Project.  An agreement has been reached with the Catamarca state mining company, Catamarca Minera y Energética Sociedad del Estado (“CAMYEN”), in respect to CAMYEN’s participation in the Integrated Project.  The Catamarca Province has approved a closure plan for the progressive reclamation of the Alumbrera mine that synchronizes with the advancement of the Integrated Project and is funded with existing cash of Alumbrera on reserve for reclamation activities. Yacimientos Mineros de Agua de Dionisio (“YMAD”) has indicated its support for the use of the Alumbrera infrastructure for the Integrated Project.  Finally, the National Government implemented a mechanism that was pending since the 2003 reform of the Argentine Mining Investments Law, that sets out the framework for refund of amounts paid in excess of a mining project's overall tax burden, at a federal level.  This supports fiscal stability of mining projects in country, and the Integrated Project specifically, as it advances.

____________
(All amounts are expressed in United States dollars unless otherwise indicated.)

  Copper equivalent metal includes copper with gold, molybdenum, and silver converted to copper-equivalent metal based on the following metal price assumptions: US$6,614/tonne for copper, US$1,250/oz for gold, US$24,250/tonne for molybdenum, and US$18/oz for silver.
  As of December 31, 2018, further details including tonnes, grade and assumptions are presented at the end of this press release.

Transaction Overview

The Agreement provides the Parties with a path to a full integration of the Agua Rica project and the Alumbrera mine technically and legally.  The ownership of the Parties upon the consummation of the integration structure is set forth below:

Party                          Percentage Ownership Interest
Yamana                                 56.25%
Glencore                                25.00%
Goldcorp                                18.75%

In respect of the contribution of the Parties, Yamana will contribute its current 100% interest in the Agua Rica project and its 12.5% interest in Alumbrera, while Glencore and Goldcorp will contribute their respective 50% and 37.5% interests in Alumbrera.  Full integration is expected to occur with the filing of the full feasibility study and EIA.  The integration transaction structure will be determined based on the final construction financing plan, which may include completing a business transaction or other monetization event involving one or more third parties with respect to the Integration Project, and which may include a going public transaction.  During this period the Parties will further advance the technical work to facilitate the permitting and dialogue with communities and stakeholders, perform confirmatory due diligence, finalize binding agreements with government stakeholders and finalize the legal integration structure.

Qualified Persons

Scientific and technical information contained in this press release has been reviewed and approved by Sébastien Bernier (Senior Director, Geology and Mineral Resources).  Sébastien Bernier is an employee of Yamana Gold Inc. and a "Qualified Person" (“QP”) as defined by Canadian Securities Administrators' National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

Mineral Reserve Statement, Agua Rica Project

	Proven Mineral Reserves			Probable Mineral Reserves			Total Proven & Probable
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000's)	(g/t)	oz. (000's)	(000's)	(g/t)	oz. (000's)	(000's)	(g/t)	oz. (000's)
Gold	384,871	0.25	3,080	524,055	0.21	3,479	908,926	0.22	6,559
Silver	384,871	3.7	46,176	524,055	3.3	56,070	908,926	3.5	102,246

	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)
Copper	384,871	0.56	4,779	524,055	0.43	5,011	908,926	0.49	9,790
Moly	384,871	0.033	279	524,055	0.030	350	908,926	0.031	629

Mineral Resource Statement, Agua Rica Project

	Measured Mineral Resources			Indicated Mineral Resources			Total Measured & Indicated
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000's)	(g/t)	oz. (000's)	(000's)	(g/t)	oz. (000's)	(000's)	(g/t)	oz. (000's)
Gold	27,081	0.14	120	173,917	0.14	776	200,998	0.14	896
Silver	27,081	2.4	2,042	173,917	2.9	16,158	200,998	2.8	18,200

	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)
Copper	27,081	0.45	266	173,917	0.38	1,447	200,998	0.39	1,714
Moly	27,081	0.049	29	173,917	0.037	142	200,998	0.039	172

	Inferred Mineral Resources
	Tonnes	Grade	Contained
	(000's)	(g/t)	oz. (000's)
Gold	642,110	0.12	2,444
Silver	642,110	2.3	48,124

	Tonnes	Grade	Contained
	(000's)	(%)	lbs (mm)
Copper	642,110	0.34	4,853
Molybdenum	642,110	0.034	480

Mineral Reserve and Mineral Resource Reporting Notes
1.  Metal Price, Cut-off Grade, Metallurgical Recovery:

Mineral Reserves		Mineral Resources
	Cut-off grade at 0.2% copper	Cut-off grade at 0.2% copper
Price assumption: $1,000/oz gold, $2.25/lb copper, $17.00/oz silver and $12.00/lb molybdenum
Metallurgical recoveries are 84.9% for copper, 52.7% for gold, 67.6% for silver, 65.9% for zinc and 68.0% for molybdenum
2.	All Mineral Resources are reported exclusive of Mineral Reserves.
3.	Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.
4.	Mineral Reserves and Mineral Resources are reported as of December 31, 2018.
5.	Due to rounding, numbers may not add up precisely to the totals.
6.	Mineral Reserves QP, Enrique Munoz, MAusIMM, Registered Member of Chilean Mining Commission and Mineral Resources QP, Felipe Machado de Araújo, Registered Member of Chilean Mining Commission.

About Yamana

Yamana is a Canadian-based gold, silver and copper producer with a significant portfolio comprised of operating mines, development stage projects, and exploration and mineral properties throughout the Americas, mainly in Canada, Brazil, Chile and Argentina.  Yamana plans to continue to build on this base through expansion and optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties and, at times, by targeting other consolidation opportunities with a primary focus in the Americas.

About Glencore

Glencore is one of the world’s largest global diversified natural resource companies and a major producer and marketer of more than 90 commodities.  The Glencore group's operations comprise around 150 mining and metallurgical sites, oil production assets and agricultural facilities.

With a strong footprint in both established and emerging regions for natural resources, Glencore's industrial and marketing activities are supported by a global network of more than 90 offices located in over 50 countries.

Glencore's customers are industrial consumers, such as those in the automotive, steel, power generation, oil and food processing sectors.  Glencore also provides financing, logistics and other services to producers and consumers of commodities.  Glencore's companies employ around 158,000 people, including contractors.

Glencore is proud to be a member of the Voluntary Principles on Security and Human Rights and the International Council on Mining and Metals.  Glencore is an active participant in the Extractive Industries Transparency Initiative.

About Goldcorp

Goldcorp is a senior gold producer focused on responsible mining practices with safe, low-cost production from a high-quality portfolio of mines.

FOR FURTHER INFORMATION PLEASE CONTACT:

Yamana
Investors and Media
Steve Parsons, SVP, Investor Relations and Corporate Communications
t: 416-815-0220 or 1-888-809-0925
Email: investor@yamana.com

Glencore
Investors
Martin Fewings        t: +41 41 709 2880   m: +41 79 737 5642
E-mail: martin.fewings@glencore.com
Ash Lazenby            t: +41 41 709 2714   m: +41 79 543 3804
E-mail: ash.lazenby@glencore.com

Media
Charles Watenphul  t: +41 41 709 24 62  m: +41 79 904 33 20
E-mail: charles.watenphul@glencore.com

Goldcorp
Investors
Shawn Campbell, Director, Investor Relations t: 800 567-6223
E-mail:  info@goldcorp.com

Media
Christine Marks, Director, Corporate Communications t: 604 696-3050
E-mail: media@goldcorp.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS:  This news release contains or incorporates by reference “forward-looking statements” and “forward-looking information” under applicable Canadian securities legislation within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information includes, but is not limited to information with respect to the Agua Rica project and the Alumbrera mine, and the Parties strategy, plans and future financial or operating performance for the integration referred to herein. Forward-looking statements are characterized by words such as “plan,” “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  These factors include the Parties’ expectations in connection with the development, exploration and construction plans for the integrated Agua Rica and Alumbrera discussed herein being met, and the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver, zinc and molybdenum), currency exchange rates (such as the Argentine peso versus the United States dollar), the impact of inflation, possible variations in ore grade or recovery rates, hedging programs, changes in accounting policies, changes in Mineral Resources and Mineral Reserves, risks related to other investments, risks related to metal purchase agreements, risks related to acquisitions, changes in project parameters as plans continue to be refined, changes in project development, construction, production and commissioning time frames, unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting timelines, government regulation and the risk of government expropriation or nationalization of mining operations, risks related to relying on local advisors and consultants in foreign jurisdictions, environmental risks, unanticipated reclamation expenses, risks related to fiscal stability agreements, risks relating to joint venture operations, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending and outstanding litigation and labour disputes, risks related to enforcing legal rights in foreign jurisdictions, as well as those risk factors discussed or referred to herein and in the Parties filings with applicable securities regulatory authorities and publically available.  Although the Parties have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Parties undertake no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Parties’ expected plans and objectives and may not be appropriate for other purposes.